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TORYS LLP
NEW YORK TORONTO                   Suite 3000
                                   79 Wellington St. W.
                                   Box 270, TD Centre   Andrew Beck
                                   Toronto, Ontario     Direct Tel. 212.880.6010
                                   M5K 1N2 Canada       abeck@torys.com

                                   TEL 416.865.0040
                                   FAX 416.865.7380

                                   www.torys.com


                                   October 7, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:        Ms. Peggy Fisher

                  RE: OCCULOGIX, INC. REGISTRATION STATEMENT ON FORM S-1 COMMISSION FILE NO. 333-118204 FILED ON AUGUST 13, 2004

                  On behalf of our client, OccuLogix, Inc. (the "Company"), we transmit for your review Amendment No. 1 to the Registration Statement on Form S-1 (the "Amended Form S-1") of the Company, which amends the Registration Statement on Form S-1 (File No. 333-118204) (the "Form S-1") of the Company filed on August 13, 2004.

                  The Amended Form S-1 reflects changes made in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "Commission"), dated September 13, 2004 (the "Comment Letter"). The page numbers referenced in the responses included in this letter refer to the enclosed marked EDGAR submission of the Amended Form S-1. This letter provides responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

GENERAL

     1. PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS YOU CIRCULATE WILL INCLUDE ALL NON-RULE 430A INFORMATION. THIS INCLUDES THE PRICE RANGE AND RELATED INFORMATION BASED ON A BONA FIDE ESTIMATE OF THE PUBLIC OFFERING WITHIN THAT RANGE. ALSO NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER YOU INCLUDE THIS INFORMATION.

          The Company confirms that any preliminary prospectus that is circulated to potential purchasers will include all non-Rule 430A information. The Company notes the Staff's comment that it may have additional comments after it has included this information.


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                                     - 2 -


     2. PLEASE FILL IN THE BLANKS IN YOUR DOCUMENTS SO THAT WE MAY CONTINUE OUR REVIEW.

          In response to the Staff's comment, the Company has completed as many blanks in the Amended Form S-1 as is possible at this time. As indicated in the response to the Staff's comment number 1, the Company will complete all non-Rule 430A information in the version of the preliminary prospectus that will be circulated to potential purchasers.

     3. IF YOU INTEND TO INCLUDE ANY GRAPHICS IN THE PROSPECTUS, PLEASE SUBMIT THEM FOR OUR REVIEW.

          The Company notes the Staff's comment and will be submitting the graphics it proposes to include in the prospectus shortly for the Staff's review, and in any event prior to the insertion of the graphics in the preliminary prospectus that will be circulated to potential purchasers.

     4. PLEASE MINIMIZE THE USE OF TECHNICAL MEDICAL TERMINOLOGY OR OTHER WORDS OR PHRASES THAT MAY BE UNFAMILIAR TO THE AVERAGE INVESTOR IN THE SUMMARY AND RISK FACTORS SECTION. SEE UPDATED STAFF LEGAL BULLETIN NO. 7 (CF). IN ADDITION, IF YOU INCLUDE TECHNICAL TERMS IN THE BODY OF YOUR PROSPECTUS, PLEASE

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                                     - 3 -


          CONCISELY EXPLAIN THESE TERMS WHERE YOU FIRST USE THEM IN DISCUSSION. FOR EXAMPLE, WE NOTE TERMS SUCH AS RHEOPHERESIS, APHERESIS, BCVA, FRCSC, MORPHOMETRY, AND ELECTROPHYSIOLOGICAL FUNCTION.

          In response to the Staff's comment, the Company has revised the disclosure throughout the Amended Form S-1.

     5.   PLEASE PROVIDE AN OBJECTIVE SUPPORT FOR THE FOLLOWING STATEMENTS:

          o OUR RHEO SYSTEM IS THE ONLY DRY AMD TREATMENT TO TARGET WHAT WE BELIEVE TO BE THE UNDERLYING CAUSE OF AMD RATHER THAN ITS SYMPTOMS (PAGES 1 AND 38); AND

          o RHEO THERAPY IS CURRENTLY THE ONLY DRY AMD THERAPY THAT... APPEARS TO IMPROVE VISION IN SOME PATIENTS (PAGE 2).

          In response the Staff's comment, the Company has supplementally provided copies of the articles, Influence of Membrane Differential Filtration of the Natural Course of Age-Related Macular Degeneration and the Annual Meeting of the German Society for Clinical Microcirculation and Hemorheology (attached as

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                                     - 4 -


          Appendix A) written by Dr. Richard Brunner and published in peer-reviewed scientific journals, which objectively support the statements noted above.

     6. WE NOTE THE STATISTICS YOU ATTRIBUTE TO VARIOUS THIRD PARTIES THROUGHOUT THE PROSPECTUS INCLUDING, AMONG OTHERS, THE FOLLOWING:

          o DRY AMD AFFLICTS APPROXIMATELY 13.0 TO 13.5 MILLION PEOPLE IN THE UNITED STATES, REPRESENTING APPROXIMATELY 85% TO 90% OF ALL AMD CASES (PAGES 1, 38, AND 40);

          o APPROXIMATELY 15 MILLION PEOPLE IN THE UNITED STATES SUFFER FROM AMD (PAGES 2 AND 39);

          o THE CATEGORY 3 AND THE CATEGORY 4 DRY AMD POPULATION... REPRESENTS APPROXIMATELY 54% OF THE TOTAL U.S. DRY AMD PATIENTS, OR CURRENTLY 8 MILLION PEOPLE (PAGE 2);

          o THE PREVALENCE OF AMD INCREASES SHARPLY WITH AGE, FROM 18% AMONG PEOPLE 65 TO 74 YEARS OF AGE TO 47% AMONG PEOPLE 85 YEARS AND OLDER (PAGE 39); AND


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                                     - 5 -


          o THE PREVALENCE OF AMD AMONG A SELECTED SAMPLE OF U.S. RESIDENTS AGED 65 AND OLDER WAS 27% IN 1999 (PAGE 39).

          PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF THE MATERIALS THAT SUPPORT THE STATISTICS CITED, CLEARLY MARKING THE RELEVANT SECTIONS. IN ADDITION, PLEASE TELL US WHETHER THOSE THIRD PARTIES HAVE CONSENTED TO YOUR USE OF THEIR DATA AND WHETHER ANY OF THE REPORTS WERE PREPARED SPECIFICALLY FOR YOUR USE.

          In response to the Staff's comment, the Company has supplementally provided copies of the materials (attached as Appendix B) to support the statistics cited in the Amended Form S-1.

          In addition, the Company advises the Staff that the reports cited are public and therefore the Company believes that no third party consents are required. Furthermore, the Company confirms that no reports were prepared specifically for their use.


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                                     - 6 -


     7. NEWS ARTICLES REPORT THAT YOUR TREATMENT COULD BE LAUNCHED IN THE SECOND HALF OF 2005. SEE E.G. TLC SUBSIDIARY FILES FOR IPO IN CANADA, THE GLOBE AND MAIL, SEP. 1, 2004, AT B11; TLC SPINOFF FILES FOR SHARE OFFERING, THE GLOBE AND MAIL, AUG. 14, 2004, AT B2. THIS APPEARS TO BE INCONSISTENT WITH THE DISCLOSURE IN THE PROSPECTUS THAT YOU WOULD NOT GENERATE SIGNIFICANT REVENUES UNTIL LATE 2006. PLEASE SUPPLEMENTALLY ADVISE IF YOU OR YOUR AFFILIATES PROVIDED SUCH INFORMATION TO THE MARKET OR MEDIA.

          Neither the Company nor its affiliates provided such information to the market or media. The Company believes that the writers of the articles obtained the information contained in the articles by reviewing previously published research reports on the Company's affiliate, TLC Vision Corporation.

PROSPECTUS COVER PAGE

     8. DISCLOSE THAT YOUR MAJOR SHAREHOLDER, TLC VISION CORPORATION, CURRENTLY HOLDS 65.8% OF YOUR OUTSTANDING SHARES AND PLANS TO SELL _______ SHARES IN THIS OFFERING.

          In response to the Staff's comment, the Company has revised the disclosure on the Prospectus cover page.


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                                     - 7 -


     9. THE UNDERWRITER SHOULD BE AWARE OF THE STAFF'S LONG-STANDING AND UNCHANGED POSITION THAT THE TERM "SOLE BOOK-RUNNER" SHOULD BE REMOVED FROM THE COVER PAGE. PLEASE COMPLY. YOU MAY, HOWEVER, INCLUDE THIS LANGUAGE ON THE BACK COVER PAGE.

          In response to the Staff's comment, the Company has removed the term "Sole Book-Runner" from the Prospectus cover page.


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                                     - 8 -


PROSPECTUS SUMMARY - PAGE 1

     10. PLEASE PROVIDE INDEPENDENT SUPPORT FOR YOUR BELIEF THAT POOR MICROCIRCULATION AND THE GRADUAL BUILD-UP OF CELLULAR WASTE MATERIAL CONTRIBUTE TO THE DEVELOPMENT OF DRY AMD AND FOR THE EFFICACY OF YOUR PROCESS.

          In response to the Staff's comment, the Company has supplementally provided a copy of the interim analysis of the MIRA-1 study (attached as Appendix C), which independently supports the efficacy of Rheophoresis and the Company's belief that poor microcirculation and the gradual build-up of cellular waste material contribute to the development of Dry AMD.

     11. CLARIFY THAT TO DATE YOU HAVE RECEIVED RESULTS FOR 36 PATIENTS IN THE MIRA-1 CLINICAL TRIAL, ONE THIRD OF WHICH ARE IN THE PLACEBO GROUP.

          In response to the Staff's comment, the Company has revised the disclosure on page 1.


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                                     - 9 -


     12. QUANTIFY WHAT YOU MEAN BY "WORSE THAN LEGAL DRIVING VISION" AND THE DEGREE TO WHICH VISION IMPROVED IN 58% OF THE PATIENTS. DISCUSS THE EXTENT TO WHICH YOU HAVE ESTABLISHED WHETHER IMPROVEMENTS ARE LONG TERM, AS WELL AS SHORT TERM.

          In response to the Staff's comment, the Company has revised the disclosure on page 1.

     13. BRIEFLY DESCRIBE THE EXTENT OF THE AFFILIATION OF THE REGISTRANT WITH TLC VISION CORPORATION.

          In response to the Staff's comment, the Company has revised the disclosure on page 1.

     14. IN THE FOREPART, PLEASE BRIEFLY DESCRIBE THE STATUS OF YOUR PRODUCTS' REGULATORY APPROVAL, AND STATE THAT YOU DO NOT EXPECT TO GENERATE REVENUES IN THE UNITED STATES OR MATERIALLY INCREASE SALES IN CANADA UNTIL LATE 2006, AT THE EARLIEST.

          In response to the Staff's comment, the Company has revised the disclosure on pages 1, 2 and 29 to include a description of the status of their products'

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                                     - 10 -


          regulatory approval and the statement that they do not expect to generate revenues in the United States. The Company advises the Staff that they have not, however, included a statement disclosing that they do not expect to increase sales in Canada until late 2006 at the earliest because they have approval to sell their products in Canada and they expect an increase in sales to occur in the near future. The Company has, in fact, signed an agreement with Rheotherapeutics to purchase approximately 8,000 treatment sets with the option to purchase 2,000 additional treatment sets by 2005 as well as an estimated 20 OctoNova pumps. The Company has revised the disclosure on pages 2 and 40 to disclose this purchase.

     15. EXPAND THE SECOND PARAGRAPH ON PAGE 2 TO CLARIFY THE EXTENT TO WHICH THERAPIES FOR WET AMD HAVE RECEIVED FDA APPROVAL.

          In response to the Staff's comment, the Company has revised the disclosure on page 2.

     16. WE NOTE THE ADVANTAGES OF YOUR RHEO SYSTEM DESCRIBED IN "OUR SOLUTION" SUBSECTION. IN ORDER TO PROVIDE A MORE BALANCED DISCLOSURE, PLEASE IDENTIFY THE DISADVANTAGES OF YOUR SYSTEMS INCLUDING THE POSSIBLE SIDE EFFECTS AND BRIEFLY DISCUSS THE SIGNIFICANT RISKS RELATED TO THE INVESTMENT IN YOUR COMPANY.


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                                     - 11 -


          In response to the Staff's comment, the Company has revised the disclosure on page 3.


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                                     - 12 -


     17. YOU INDICATE THAT YOU ARE "CURRENTLY" IDENTIFYING MULTI-FACILITY HEALTH CARE SERVICE PROVIDERS AND ALSO SEEKING TO ESTABLISH MEDICARE REIMBURSEMENT FOR RHEO THERAPY. IN AN APPROPRIATE SECTION, PLEASE DESCRIBE THE STATUS OF ANY CONTACT OR NEGOTIATION. CONSIDERING THE FACT THAT YOU DO NOT HAVE FDA APPROVAL TO COMMERCIALIZE THE PRODUCT AND THAT SALES IN THE US WILL NOT BEGIN UNTIL LATE 2006, PLEASE DESCRIBE HOW MUCH YOU ARE FOCUSING ON SUCH MARKETING ACTIVITIES.

          Prior to obtaining FDA approval, the Company is not permitted to market RHEO Therapy to potential patients or service providers. Thus, until FDA approval has been received, as is currently stated in the Form S-1, the Company's marketing activities have been limited to identifying who they will chose to market to upon obtaining FDA approval. In response to the Staff's comments, the Company has revised its disclosure concerning Medicare reimbursement on pages 4 and 46.

     18. YOU STATE THAT MIRA-1 FOLLOWS TEN YEARS OF SUCCESSFUL CLINICAL TRIALS AND STUDIES ON RHEOPHERESIS CONDUCTED OUTSIDE UNITED STATES. PLEASE CLARIFY IF YOUR RHEO SYSTEM HAS BEEN PUT IN CLINICAL TRIAL FOR TEN YEARS OUTSIDE THE UNITED STATES. DISCLOSE IF YOUR SYSTEM HAS BEEN APPROVED IN FOREIGN COUNTRIES FOR COMMERCIAL USE.


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                                     - 13 -


          In response to the Staff's comment, the Company has revised the disclosure on pages 1, 2, 40 and 41.

     19. ON PAGE 3, YOU STATE THAT AMA IN JANUARY 2003 ESTABLISHED AN INSURANCE BILLING CODE THAT ACCURATELY CHARACTERIZES THE RHEO THERAPY PROCEDURE AND THAT MEDICARE CURRENTLY COVERS AND PAYS FOR OTHER FDA-LICENSED SERVICES BILLED WITH THIS CODE ONLY WHEN PERFORMED IN A HOSPITAL OUTPATIENT SETTING. PLEASE CLARIFY WHAT PROCEDURES THE NEW INSURANCE BILLING CODE COVERS, AND DISCLOSE IF THERE IS A THERAPY SIMILAR TO RHEO THAT IS CURRENTLY PERFORMED TO OUTPATIENTS. ALSO, SINCE YOU ARE YEARS AWAY FROM FDA APPROVAL, DELETE MULTIPLE DISCUSSIONS ON MEDICAL REIMBURSEMENT. WE NOTE THE BOTTOM OF PAGE 1.

          In response to the Staff's comments, the Company has revised its disclosure concerning Medicare reimbursement on pages 4 and 46. The Company supplementally advises that it deleted references in the "Summary - Our Company" and the "Business - Overview" sections.

     20. UNDER THE CAPTION "OUR SOLUTION," BRIEFLY DESCRIBE THE PROCESS YOU USE TO FILTER THE BLOOD. ALSO DISCLOSE WHAT CONSTITUTES "AN INITIAL COURSE OF RHEO THERAPY."


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                                     - 14 -


          In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 3.

     21. IN AN APPROPRIATE SECTION, PLEASE DESCRIBE YOUR BUSINESS IN CANADA. DESCRIBE THE STATUS OF REGULATORY APPROVAL BY THE CANADIAN GOVERNMENT, AND DISCLOSE WHETHER THE PRODUCT AND SERVICES ARE COMMERCIALLY PROVIDED TO AMD PATIENTS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 4.

     22. IF YOU HAVE A WEBSITE, PLEASE PROVIDE THE INTERNET ADDRESS HERE OR IN YOUR BUSINESS SECTION. SEE ITEM 101(e) OF REGULATION S-K.

          In response to the Staff's comment, the Company has revised the disclosure on page 5.

     23. UNDER THE CAPTION "CORPORATE INFORMATION," DISCLOSE THE EXTENT TO WHICH YOUR OFFICERS AND DIRECTORS ALSO HOLD POSITIONS WITH TLC VISION.


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                                     - 15 -


          In response to the Staff's comments, the Company has revised the disclosure on page 5.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA - PAGE 6

     24. THE TABLE REFERENCES FOOTNOTE (1) BUT DOES NOT INCLUDE AN EXPLANATORY FOOTNOTE. PLEASE REVISE OR ADVISE.

          In response to the Staff's comment, the Company has deleted the footnote (1) references in the table on page 7 because there is no corresponding explanatory footnote.

RISK FACTORS - PAGE 8

     25. IN THE BEGINNING OF THIS SECTION, PLEASE ADD A RISK FACTOR DISCLOSING THAT YOUR AUDITOR RAISED SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN. ALSO, PROVIDE YOUR MOST RECENT WORKING CAPITAL AND SHAREHOLDER EQUITY FIGURES.

          In response to the Staff's comment, the Company has revised the disclosure on page 34 in the "Liquidity" section of its MD&A. The Company supplementally

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                                     - 16 -


          advises that it does not believe that a separate risk factor is appropriate under these circumstances. Following the completion of the Reorganization and this offering (the time at which an investor would be interested), the Company believes that it will not have any further going concern issues, however, due to the retrospective nature of financial statements it will not be possible for our auditors to remove the going concern note from our financial statements.

We do not know whether we will be able to increase our revenues... - Page 8

     26. REVISE THIS CAPTION TO MAKE CLEAR THAT YOU HAVE HAD LOSSES EVERY YEAR SINCE YOU BEGAN OPERATIONS, AND QUANTIFY IN THE RISK FACTOR YOUR REVENUES FOR EACH OF THE THREE MOST RECENT YEARS, RATHER THAN 1998 AND 1999. ALSO QUANTIFY THE EXTENT OF YOUR ACCUMULATED DEFICIT. ALTERNATIVELY, MOVE THE FIRST RISK FACTOR ON PAGE 14 TO THIS LOCATION.

          In response to the Staff's comment, the Company has revised the disclosure on page 9 by moving the first risk factor on page 14 of the original Form S-1 to this page.


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                                     - 17 -


     27. YOU STATE THAT THE FOCUS OF YOUR OPERATIONS IN RECENT YEARS HAS SHIFTED TOWARDS THE ONGOING PIVOTAL TRIAL, MIRA-1. PLEASE BRIEFLY DISCUSS YOUR BUSINESS PRIOR TO THIS CHANGE.

          In response to the Staff's comment, the Company has revised the disclosure on page 9.

     28. ALSO STATE THAT SINCE JULY 2002, YOUR ONLY CUSTOMER HAS BEEN OCCULOGIX, L.P., AN AFFILIATED PARTY.

          In response to the Staff's comment, the Company has revised the disclosure on page 9.

We may be unable to complete MIRA-1... - Page 8

     29. WE NOTE THAT MIRA-1 IS CURRENTLY BEING CONDUCTED AT SEVEN TREATMENT CENTERS IN THE US AND CANADA AND THAT YOUR RELATIONSHIP WITH THESE CONTRACT RESEARCH ORGANIZATIONS COULD BE TERMINATED BEFORE MIRA-1 IS COMPLETED. IN YOUR BUSINESS SECTION, PLEASE NAME THESE CONTRACT RESEARCH ORGANIZATIONS, DESCRIBE THE TERMS OF ANY AGREEMENTS ENTERED INTO WITH THESE CENTERS -

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                                     - 18 -


          INCLUDING THE COMPENSATION YOU AGREED TO PAY - AND FILE THE AGREEMENTS AS EXHIBITS.

          In response to the Staff's comment, the Company has revised the disclosure on page 10 to list the Company's contract research and other consulting organizations. The Company does not believe that the contracts are material as each of the organizations can be easily replaced. The Company further notes that the treatment centers and the contract research organization are not one and the same. The treatment centers are geographical locations where MIRA-1 is occurring. The contract research organization, Promedica International, is overseeing each center.

RHEO Therapy is based on a model that has not achieved... - Page 10


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                                     - 19 -


     30. PLEASE CONFIRM IF FDA INITIATED ANY ACTIONS, OTHER THAN THE DIRECTIVE REQUIRING IDE AND THE FINE AGAINST YOUR FOUNDER. DISCLOSE THE AMOUNT OF FINE PAID BY DR. DAVIS. SUPPLEMENTALLY PROVIDE US WITH ANY DIRECTIVE OR ORDER ISSUED BY FDA AGAINST YOU OR YOUR AFFILIATES. IF DR. DAVIS CONTINUES TO BE EMPLOYED IN ANY CAPACITY, EXPAND TO DISCLOSE.

          In response to the Staff's comments, the Company supplementally advises that the FDA directed the Company not to continue its apheresis treatments except pursuant to an Investigational Device Exemption. The FDA did not fine the Company or any of its management or employees for its actions in Florida. The Company, on behalf of Dr. Davis, made a payment to the State of Florida in the amount of $10,000 to cover legal expenses which was not considered to be a fine.

          Dr. Davis is currently a consultant for the Company providing advice and counsel to the Company on matters related to its business and has such other duties as assigned to him by the President of the Company. The current consulting agreement expires on April 30, 2005. In response to the Staff's comments, the Company has revised the disclosure on page 12.


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                                     - 20 -


     31. YOU STATE THAT THE ACTIVITIES OF THE RHEOTHERAPY CENTER ENGENDERED OPPOSITION IN CERTAIN SEGMENTS OF THE EYE CARE COMMUNITY. PLEASE PROVIDE MORE DETAILS.

          The Company supplementally advises that it does not have any first-hand information as to why the proceedings were initiated. It has been given second-hand information that complaints were made by certain clinics and eye care professionals who objected to Rheopheresis and did not like the treatment. However, because this information is not verifiable, the Company does not believe it should be disclosed in the prospectus.

RHEO Therapy may produce adverse side effects... - Page 13

     32. PLEASE DESCRIBE ANY SIDE EFFECTS OBSERVED DURING MIRA-1 OR ANY OTHER KNOWN SIDE EFFECTS.

          In response to the Staff's comment, the Company has revised the disclosure on page 15.

We may face future product liability claims... - Page 13


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                                     - 21 -


     33.  PLEASE DISCLOSE YOUR INSURANCE POLICY COVERAGE.

          In response to the Staff's comment, the Company has revised the disclosure on page 15.

Conflicts of interest... - Page 15

     34. DISCLOSE THAT THESE THREE INDIVIDUALS MAKE UP A MAJORITY OF YOUR BOARD OF DIRECTORS.

          In response to the Staff's comment, the Company has revised the disclosure on page 17.

Future sales of our common stock could reduce our stock price - Page 17

     35. PLEASE DISCLOSE THE AVERAGE EXERCISE PRICE OF YOUR OUTSTANDING OPTIONS AND WARRANTS.

          In response to the Staff's comment, the Company has revised the disclosure on page 18.


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                                     - 22 -


USE OF PROCEEDS - PAGE 21

     36. WE NOTE THAT YOU WILL USE $20.4 MILLION TO $21.4 MILLION OF THE NET PROCEEDS TO BUILD YOUR INFRASTRUCTURE AND TO FACILITATE THE COMMERCIALIZATION OF RHEO SYSTEM. PLEASE DISCUSS IN MORE DETAIL HOW THIS AMOUNT WILL BE USED AND BREAK DOWN THIS AMOUNT IN MORE DETAILED ITEMS.

          In response to the Staff's comment, the Company had revised the disclosure on page 22.

DILUTION - PAGE 23

     37. PLEASE UPDATE THIS SECTION TO REFLECT THE NUMBERS OF YOUR MOST RECENT FINANCIAL STATEMENT.

          In response to the Staff's comment, the Company has revised the disclosure on page 24.

     38. EXPAND TO DISCLOSE THE REORGANIZATION TRANSACTIONS THAT ARE REFLECTED IN THIS INFORMATION. ALSO, CLEARLY DISCLOSE HOW THE "SHARES PURCHASED" AND "TOTAL

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                                     - 23 -


          CONSIDERATION" COLUMNS WILL CHANGE IF YOU ASSUME EXERCISE OF ALL OUTSTANDING WARRANTS AND OPTIONS.

          In response to the Staff's comment, the Company has revised the disclosure on page 24.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA - PAGE 24

     39. THE INFORMATION YOUR PRESENT HERE MAY BE CONFUSING TO INVESTORS, AS THE PRO FORMA ADJUSTMENTS ARE NOT CLEARLY REFERENCED TO FOOTNOTES DESCRIBING THE ASSUMPTIONS YOU MADE. IF YOUR INTENT WAS TO PROVIDE INVESTORS WITH A SUMMARY OF THE REORGANIZED COMPANY ON A PRO FORMA BASIS, THEN MOVE THE SECTION TO FOLLOW THE SELECTED FINANCIAL DATA TABLE, PRESENT ONLY THE PRO FORMA STATEMENTS OF OPERATIONS AND BALANCE SHEET COLUMNS WITH THE ACCOMPANYING INTRODUCTORY PARAGRAPHS AND REFER THE READER TO THE DETAILED INFORMATION PRESENTED ON PAGES F-50 THROUGH F-58. OTHERWISE, REPLACE THE CURRENT DISCLOSURE WITH THE DETAILED PRO FORMA INFORMATION CURRENTLY INCLUDED ON PAGE F-50 THROUGH F-58.

          In response to the Staff's comment, the Company has revised the disclosure on pages 25 to 28.


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                                     - 24 -


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGE 29


     40. WE NOTE THAT ALL OF YOUR REVENUE IS GENERATED FROM SALES TO OCCULOGIX, L.P., AN AFFILIATE OF YOURS, AND OCCULOGIX, L.P. DERIVE ITS REVENUE FROM SALES TO YET ANOTHER RELATED PARTY. IDENTIFY THE RELATED PARTIES TO WHICH YOU REFER IN THE CARRYOVER PARAGRAPH AT THE BOTTOM OF PAGE
          29. PLEASE DISCLOSE THE SALES OF PRODUCTS AND SERVICES RELATED TO RHEOTHERAPY BY YOU AND YOUR AFFILIATES TO END USERS WHO ARE NOT RELATED TO YOU.

          In response to the Staff's comment, the Company has revised the disclosure on page 30.

Cost of Sales - Page 30

     41. QUANTIFY THE AMOUNTS PAID TO MESSRS. STOCK AND BRUNNER UNDER THE AGREEMENTS.

          In response to the Staff's comment, the Company has revised the disclosure on page 30.

Operating Expenses - Page 30

     42. IT APPEARS THAT THE MAJORITY OF YOUR G&A EXPENSES ARE FOR COMPENSATION. EXPAND TO DISCUSS IN MORE DETAIL SEPARATELY.

          In response to the Staff's comment, the Company has revised the disclosure on page 31.

Results of Operations - Page 31

     43. TO BETTER EXPLAIN CASH FLOWS FROM OPERATIONS, PLEASE REVISE TO DISCUSS SIGNIFICANT CHANGES TO THE COMPONENTS OF WORKING CAPITAL - I.E., INDIVIDUALLY SIGNIFICANT CHANGES IN LINE ITEMS. FOR EXAMPLE, WE NOTE THAT INVENTORIES INCREASED $75 THOUSAND OR 40% OVER THE PAST QUARTER WHILE SALES DECREASED SIGNIFICANTLY. PLEASE ADDRESS THE IMPACT ON YOUR WORKING CAPITAL.

          In response to the Staff's comment, the Company has revised the disclosure on pages 31 and 32.

     44. WHEN YOU CITE CHANGES IN COMPONENTS OF WORKING CAPITAL - FOR EXAMPLE, RECEIVABLES, INVENTORY, PAYABLES, AND ACCRUALS - IN EXPLAINING CHANGES IN CASH FLOWS FROM OPERATIONS, PLEASE EXPLAIN THE REASONS FOR THE CHANGES. FOR EXAMPLE, EXPLAIN WHY YOU CONTINUE TO BUILD INVENTORIES WHEN SALES HAVE FALLEN OFF.

          In response to the Staff's comment, the Company has revised the disclosure on pages 31 and 32.

     45. YOU ATTRIBUTE YOUR 73% DECREASE IN REVENUE TO THE SARS OUTBREAK IN TORONTO IN 2003. PLEASE DISCUSS IF YOUR PRODUCTS AND RHEO TREATMENT IS FULLY COMMERCIALIZED IN CANADA. HAVE YOU ACQUIRED ALL THE REGULATORY APPROVALS? ARE THIRD PARTIES SUCH AS INSURANCE COMPANIES OR GOVERNMENT HEALTH PROGRAMS COVERING THE COSTS OF THE TREATMENTS? IF SO, WHY WAS THE REVENUE SO LOW AND WHAT DO YOU EXPECT THE FUTURE TREND WILL BE?

          In response to the Staff's comment, the Company has revised the disclosure on page 31.

     46. PLEASE BREAK DOWN "GENERAL AND ADMINISTRATIVE EXPENSES" AND "OTHER (EXPENSES) INCOME" IN MORE DETAILED ITEMS AND QUANTIFY THEM.

          In response to the Staff's comment, the Company has revised the disclosure on pages 32 and 33.

     47. WE NOTE THAT IT APPEARS THAT MORE THAN 80% OF THE OPTIONS GRANTED IN 2003 WENT TO THREE INDIVIDUALS. EXPAND TO DISCUSS, AND PROVIDE ADDITIONAL INFORMATION.

          In response to the Staff's comment, the Company has revised the disclosure on pages 31 and 65.

     48. ON PAGE 30, YOU STATE THAT THE CLINICAL REGULATORY EXPENSES WILL REMAIN RELATIVELY CONSTANT UNTIL MIRA-1 AND THE CLINICAL TRIALS ARE COMPLETE. HOWEVER WE NOTE THAT THE SAME EXPENSES INCREASED 116% IN THE THREE MONTHS ENDED MARCH 31, 2004. PLEASE CLARIFY WHAT THE LEVEL OF SPENDING WOULD BE IN THE NEAR FUTURE. IF YOU HAVE MADE ANY COMMITMENT TO SPEND CERTAIN AMOUNTS ON CLINICAL TRIAL WHEN YOU RECEIVED FUNDING FROM TLC VISION AND DIAMED, PLEASE DISCLOSE IN DETAIL.

          In response to the Staff's comment, the Company has revised the disclosure on page 34.

     49. PLEASE DISCLOSE OCCULOGIX, L.P.'S REVENUE AND NET PROFIT FOR THE PERIODS DISCUSSED IN THIS SECTION.

          In response to the Staff's comment, the Company has revised the disclosure on pages 32 and 33.

     50. WE NOTE THAT YOU ATTRIBUTE DECREASED REVENUE FOR THE FIRST QUARTER IN 2004 TO LOWER PATIENT VOLUMES DUE TO THE SARS OUTBREAK. QUANTIFY IN THE YEAR-END REVENUES THE EXTENT TO WHICH SALES DECLINED IN THE SECOND HALF OF 2003.

          In response to the Staff's comment, the Company has revised the disclosure on page 32.

     51. WE NOTE THAT THE 51% DECREASE IN GENERAL AND ADMINISTRATIVE EXPENSES IN YEAR 2002 WAS DUE TO A REDUCTION IN THE NUMBER OF STAFF. PLEASE DESCRIBE IN MORE DETAIL THE FACTS UNDERLYING THE DOWNSIZING THAT OCCURRED DURING THE TIME AND DISCLOSE THE NUMBERS OF EMPLOYEES BEFORE AND AFTER THE INCIDENT.

          In response to the Staff's comment, the Company has revised the disclosure on page 33.

Liquidity and Capital Resources - Page 32

     52. YOU STATE THAT THE ESTIMATED NET PROCEEDS OF THIS OFFERING WILL BE SUFFICIENT TO FUND YOUR OPERATIONS AND OTHER DEMANDS AND COMMITMENTS UNTIL LATE 2006. PLEASE DISCUSS IN DETAIL THE BASIS OF THIS STATEMENT. DESCRIBE AND QUANTIFY, FROM THE MANAGEMENT'S POINT OF VIEW, THE CASH REQUIREMENTS, AS WELL AS KNOWN UNCERTAINTIES FOR THE RELEVANT PERIODS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 34.

     53. PLEASE EXPLAIN IF YOUR PURCHASE ORDER PLACED WITH ASAHI MEDICAL IN JULY 2004 WAS MADE AS PART OF THE COMMITMENT DESCRIBED IN THE DISTRIBUTION AGREEMENT ENTERED IN JANUARY 2002. IF SO, EXPLAIN WHY YOU PLACED AN ORDER BEFORE YOU ACQUIRED FDA APPROVAL FOR RHEO SYSTEM.

          In response to the Staff's comment, the Company has revised the disclosure on page 35.

     54. PLEASE QUANTIFY THE AMOUNT YOU RAISED BY ISSUING CONVERTIBLE DEBENTURES, COMMON STOCK, AND CONVERTIBLE PREFERRED STOCK. ALSO QUANTIFY THE AMOUNT OF SECURITIES ISSUED.

          In response to the Staff's comment, the Company has revised the disclosure on page 36.

BUSINESS - PAGE 38

     55. PLEASE DESCRIBE THE BUSINESS AND DEVELOPMENT OF YOUR SUBSIDIARIES, INCLUDING OCCULOGIX, L.P. IN ADDITION, DISCLOSE WHAT YOU AND TLC VISION HAVE CONTRIBUTED TO OCCULOGIX L.P. WHEN THE PARTNERSHIP WAS FORMED.

          In response to the Staff's comment, the Company has revised the disclosure on page 41.

     56. EXPAND TO DISCUSS THE REGISTRANT'S AFFILIATION WITH RHEOGENX BIOSCIENCES CORPORATION.

          In response to the Staff's comments, the Company has revised the disclosure on page 41.

     57. PLEASE PROVIDE AN OVERVIEW OF THE ROLES OF YOU, YOUR SUPPLIERS, TLC VISION, APHERESIS TECHNOLOGIES IN DEVELOPING YOUR PRODUCTS AND OPERATING YOUR BUSINESS.

          In response to the Staff's comment, the Company has revised the disclosure on page 41.

     58. PLEASE DESCRIBE THE STATUS OF YOUR NEW FILTER DEVELOPMENT. SEE ITEM 101(c)(i) OF REGULATION S-K.

          In response to the Staff's comment, the Company has revised the disclosure on pages 48 and 53.

     59. PLEASE DISCUSS THE COMPETITIVE CONDITIONS IN YOUR BUSINESS. SEE ITEM 101(c)(x) OF REGULATION S-K. IN ADDITION, DISCLOSE WHETHER THERE ARE PUMPS AND FILTERS THAT ARE MANUFACTURED BY COMPANIES OTHER THAN YOUR SUPPLIERS AND THAT HAVE SIMILAR FUNCTIONS. DISCUSS WHETHER A THIRD PARTY COULD MAKE A SYSTEM SIMILAR TO YOURS BY USING THOSE OTHER PUMPS AND FILTERS.

          In response to the Staff's comment, the Company has revised the disclosure on page 55.

Our Solution - Page 42

     60. CLARIFY WHETHER THE "RESEARCHERS" YOU REFER TO IN THE SECOND SENTENCE ARE INDEPENDENT OR NOT.

          In response to the Staff's comments, the Company has revised the disclosure on page 45.

Our Strategy - Page 43

     61. PLEASE DESCRIBE IN PLAIN TERMS THE SERVICES CURRENTLY COVERED BY THE INSURANCE BILLING CODE ESTABLISHED BY AMA IN JANUARY 2003. DISCUSS THE IMPACT ON

          YOUR BUSINESS OF THE RULE CHANGE THAT WOULD ENABLE THE PHYSICIAN OFFICE-BASED REIMBURSEMENT. IN THE RISK FACTOR SECTION, DISCUSS WHAT WOULD HAPPEN IF THE REIMBURSEMENT POLICY WERE NOT ADOPTED BY JANUARY 2005.

          In response to the Staff's comment, the Company has revised the disclosure on page 46.

          The Company supplementally advises the Staff that it has based its models and projections on the assumption that no reimbursement would be achieved and, while it would clearly be negative from the Company's perspective if the reimbursement policy was not adopted by January 2005 (as compared to it being adopted on that date), the Company does not view this as a significant risk in it being able to meet its current business plan.

     62. WE NOTE THAT YOU ARE ACCUMULATING INVENTORY OF FILTERS AND PUMPS EVEN THOUGH YOU DO NOT EXPECT TO HAVE ANY SIGNIFICANT SALES AT LEAST UNTIL LATE 2006. PLEASE EXPLAIN WHY YOU ARE ACCUMULATING INVENTORY SO FAR AHEAD OF TIME. DO YOU HAVE PURCHASE COMMITMENTS? DISCLOSE HOW MANY FILTERS ARE USED FOR EACH PATIENT WHO UNDERGOES YOUR PROCESS. DISCUSS THE RISKS OF HOLDING INVENTORY FOR A LONG PERIOD SUCH AS THE LOSS OF LIQUIDITY, THE RISK OF HOLDING OBSOLETE GOODS, AND POSSIBLE PRODUCT DEGRADATION.

          In response to the Staff's comment, the Company has revised the disclosure on page 47.

The RHEO Procedure - Page 45

     63. IT APPEARS THAT YOUR TREATMENT NOT ONLY FILTERS THE BLOOD AND PLASMA AROUND OR NEAR THE RETINA BUT ALSO IN THE PATIENT'S WHOLE BODY. DISCUSS WHAT EFFECTS THE TREATMENT MAY CAUSE TO THE OTHER PARTS OF THE BODY. DISCLOSE IF THE SAFETY OF THIS PROCEDURE WAS RESEARCHED OR CHECKED BY A THIRD PARTY INDEPENDENT INSTITUTION. FOR EXAMPLE, ARE THEIR NEGATIVE CONSEQUENCES TO ALSO FILTERING OUT "WILLEBRAND'S FACTOR, FIBRINOGEN, LIPOPROTEIN A AND C REACTIVE PROTEIN?"

          In response to the Staff's comment, the Company has revised the disclosure on page 49.

          The Company supplementally advises that while apheresis is a systemic therapy that does impact the entire body, it is important to know several decades of research supports the fact that this is a relatively safe procedure, particularly when Rheopheresis is an advancement involving a membrane filter that removes only select molecules from the blood. These molecules have been shown in epidemiological studies to be significantly elevated in patients manifesting AMD.

          Further, patients in AMD trials in the United States and in Germany have been appropriately screened before every treatment and followed on a three-month schedule following the last treatment having labs determining their rheologic status (ensuring that the patients meet qualifications and the depletion of these molecules is not causing significant risks of side effects by being too low).

          (Sources: -  Rheologic, Functional and Structural Aspects; Therapeutic
                       Apheresis 2000; 4(5): 348-357
                    -  Trans. Am. Ophthal. Soc 2002; 100: page 92 Table 3
                    -  Therapeutic Apher Vol 4, No. 5, 2000 page 348)

Clinical Studies - Page 46

     64. CLARIFY WHETHER "LATE STAGE DRY AMD" MEANS CATEGORY 4, AS DEFINED EARLIER IN THE FILING.

          In response to the Staff's comment, the Company has revised the disclosure on page 50.

     65.  PROVIDE SUPPLEMENTALLY THE COMPLETE CLINICAL STUDY.

          In response to the Staff's comment, the Company has supplementally provided the interim analysis of the MIRA-1 study which is attached to this letter as Appendix C.

     66. WE NOTE THAT INSTITUTIONS IN OTHER COUNTRIES CONDUCTED CLINICAL TRIALS SIMILAR TO YOUR TREATMENT. PLEASE DESCRIBE IF THESE INSTITUTIONS OR WHOEVER LICENSES THE PROCEDURE FROM THESE INSTITUTIONS COULD BE YOUR POTENTIAL COMPETITOR. EXPLAIN WHY.

          None of the institutions that have conducted clinical trials could be the Company's competitor in the United States. The procedure that forms the basis of the Company's RHEO Therapy is protected by two patents. One of those patents is owned by the Company and the Company would not license this patent to anyone who would compete with it. The Company has the exclusive (even the owners may not use the patent in the United States) U.S. rights to use the other patent. In addition, there are two key components of the RHEO System, the OctoNova pump and the Rheofilter, that the Company has the exclusive North American rights to use (again, even the manufacturers may not use their products to treat AMD in North America without violating their agreements with the Company).

          The Company also refers the Staff to the risk factor on page 13 of the Amended Form S-1 which describes the risk that the Company's patents may not be valid and the Company may not be able to obtain and enforce patents to protect their proprietary rights from use by competitors.

Patents and Proprietary Rights - Page 51

     67. YOU STATE THAT YOU WILL SEEK TO RE-EXAMINE THE PATENT LICENSED TO YOU. PLEASE EXPLAIN WHY YOU INTEND TO SEEK RE-EXAMINATION AND DESCRIBE IN DETAIL THE FACTS RELATED TO THIS MATTER.

          In response to the Staff's comments, the Company has revised the disclosure on page 56.

Government Regulation - Page 53

     68. WE NOTE THAT RHEO SYSTEM IS A CLASS III DEVICE, WHICH REQUIRES PMA APPROVAL. PLEASE DISCLOSE HOW LONG IT USUALLY TAKES TO ACQUIRE PMA APPROVAL,

          WHEN YOU SUBMITTED YOUR APPLICATION FOR PMA APPROVAL, AND WHAT THE CURRENT STATUS IS.

          In response to the Staff's comments, the Company has revised the disclosure on page 57.

          In response to the Staff's comments, the Company supplementally advises the Staff that it has tried in various ways to formulate an acceptable estimate, but is concerned that the time that it takes for FDA to approve a PMA is so variable that it would be misleading to provide an estimate. The time to PMA approval depends very heavily on the product involved, the quality of and questions raised by the data, the acceptability of the manufacturing process, and the FDA's workload, to name just a few factors.

Facilities - Page 54

     69.  PLEASE DESCRIBE THE USAGE OF EACH OF YOUR FACILITY.

          In response to the Staff's comment, the Company has revised the disclosure on page 58.

Reorganization - Page 55

     70. EXPLAIN HOW YOU DETERMINED THE NUMBER OF SHARES TO ISSUE TO TLC VISION FOR ITS 50% INTEREST.

          In response to the Staff's comment, the Company has revised the disclosure on page 59.

MANAGEMENT - PAGE 56

     71. PLEASE BRIEFLY DESCRIBE THE BUSINESS OF CREATIVE PLANNING FINANCIAL GROUP OF COMPANIES, BORDERFREE, CANADA POST BORDERFREE PARTNERSHIP, HAWKER SIDDELEY CANADA, INC., QUEST CLINICAL TRIALS, CADBURY ADAMS, VIEWTAP, INC., RIVER MEDICAL, INC., AZURE DYNAMICS CORPORATION, AND NMC SA.

          In response to the Staff's comment, the Company has revised the disclosure on pages 60 to 62.

     72. WE NOTE THAT SEVERAL OF YOUR DIRECTORS WILL BE APPOINTED TO YOUR BOARD PRIOR TO THE CLOSING OF THIS OFFERING. PLEASE FILE CONSENTS OF THOSE PERSONS IN ACCORDANCE WITH RULE 438 OF THE SECURITIES ACT.

          The Company supplementally advises the Staff that new directors have been appointed to the board. The Company has revised the disclosure on pages 60 to 62. The Company advises that the new directors have executed the Amended Form S-1.

     73. EXPLAIN IN AN APPROPRIATE LOCATION WHY MR. VAMVAKAS WAS GIVEN OPTIONS FOR 500,000 SHARES IN 2003 WHEN HE DID NOT ASSUME HIS CURRENT POSITION AS CEO UNTIL JULY 2004.

          In response to the Staff's comment, the Company has revised the disclosure on page 65.

     74. WE NOTE THAT DR. DAVIS WAS CEO UNTIL JUNE 2003. DISCLOSE WHETHER OR NOT ANY INDIVIDUAL SERVED AS ACTING CEO UNTIL MR. VAMVAKAS ASSUMED THE ROLE IN JULY OF 2004. IF MR. VAMVAKAS ASSUMED THE ROLE WHEN HE WAS NAMED CHAIRMAN, INCLUDE HIM IN THE COMPENSATION TABLE.

          In response to the Staff's comment, the Company has revised the disclosure on page 65.

     75. ALSO, WE NOTE THAT A FINANCIAL STATEMENT FOOTNOTE STATES THAT MR. VAMVAKAS BECAME CHAIRMAN AND SECRETARY IN JUNE, 2003. RECONCILE WITH THE DISCLOSURE IN HIS BIOGRAPHY.

          In response to the Staff's comment, the Company has revised the disclosure on page 60.

AGGREGATE OPTION EXERCISES IN 2003 AND OPTION VALUES - PAGE 60

     76.  STATE THE WEIGHTED AVERAGE EXERCISE PRICE FOR OUTSTANDING OPTIONS.

          In response to the Staff's comment, the Company has revised the disclosure on page 65.

Options Granted Outside the 1997 Plan and the 2002 Plan - Page 63

     77. PLEASE NAME THE PERSON WHO WAS GRANTED NONSTATUTORY OPTIONS TO ACQUIRE 356,583 SHARES ON AUGUST 9, 2004 AND DISCLOSE THE EXERCISE PRICE.

          The Company supplementally advises the Staff that there were no options granted in 2004 and the reference was intended to refer to the number of previously issued options outstanding on that date. The options were issued at various times from 1999 to 2003. In response to the Staff's comment, the Company has revised the disclosure on page 69.

     78.  EXPAND TO ALSO DISCUSS THE OPTION GRANT TO MR. VAMVAKAS.

          Mr. Vamvakas' options were issued under the 2002 Plan. In response to the Staff's comment, the Company has revised the disclosure on page 65.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - PAGE 64

     79. BRIEFLY DESCRIBE THE SERIES OF TRANSACTIONS THAT LED TO TLC VISION'S BENEFICIAL OWNERSHIP OF 23,840,441 SHARES, INCLUDING THE CONSIDERATION PAID. PROVIDE SIMILAR DISCLOSURE WITH REGARD TO DIAMED.

          In response to the Staff's comment, the Company has revised the disclosure on pages 70 and 71.

     80. EXPAND TO DISCUSS AMOUNTS PAID TO DATE UNDER THE VARIOUS AGREEMENTS WITH DIAMED, MESYS, MR. STOCK, APHERESIS TECHNOLOGIES AND ANY OTHER AFFILIATES.

          In response to the Staff's comment, the Company has revised the disclosure on pages 70 and 71. The Company supplementally advises that it does not view Apheresis Technologies as an affiliate. In addition, please see the Company's response to comment 81.

     81. THERE ARE A NUMBER OF RELATED PARTY TRANSACTIONS DESCRIBED IN THE FINANCIAL STATEMENT FOOTNOTES THAT ARE NOT DESCRIBED IN DETAIL HERE. EXPAND TO INCLUDE THEM, AND PROVIDE SUFFICIENT DETAIL SO THAT INVESTORS CAN CLEARLY UNDERSTAND THE EXTENT AND SIGNIFICANCE OF THESE TRANSACTIONS. WE MAY HAVE FURTHER COMMENTS.

          In response to the Staff's comment, the Company has revised the disclosure on pages 70 and 71. The Company supplementally advises that the test for related parties under GAAP is not the same as the test under securities laws, thus not all of the transactions that are referred to in the notes to the financial statements have been described in this section.

PRINCIPAL AND SELLING STOCKHOLDERS - PAGE 65

     82. PLEASE PROVIDE THE LIST OF SELLING SHAREHOLDERS IN YOUR NEXT AMENDMENT. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING THE LIST.

          In response to the Staff's comment, the Company supplementally advises that it is complying with its registration rights obligations and at this time does not have a list of which stockholders will be participating. The Company will complete this information in the version of the preliminary prospectus that will be distributed to potential investors, which will be contained in a subsequent amendment to the Form S-1.

     83. PLEASE DISCLOSE THE PERSON OR PERSONS WITH VOTING AND/OR INVESTMENT CONTROL OVER THE SHARES HELD BY DIAMED.

          In response to the Staff's comment, the Company has revised the disclosure on page 73.

     84. PLEASE EXPLAIN THE RELATIONSHIP BETWEEN YOU AND OCCULOGIX EXCHANGECO, INC.

          In response to the Staff's comment, the Company has revised the disclosure on page 73. The Company supplementally advises the Staff that such entity will not be called OccuLogix ExchangeCo Inc., but rather will be called OccuLogix ExchangeCo ULC, and will be a newly formed subsidiary. A "ULC" is an unlimited liability company formed under the laws of the Province of Nova Scotia.

DESCRIPTION OF CAPITAL STOCK - PAGE 67

     85. PLEASE PROVIDE THE NUMBER OF HOLDERS OF EACH CLASS OF COMMON EQUITY AS OF THE LATEST PRACTICABLE DATE. SEE ITEM 201(b) OF REGULATION S-K.

          In response to the Staff's comment, the Company has revised the disclosure on page 74.

SHARES ELIGIBLE FOR FUTURE SALE - PAGE 72

     86. PLEASE DISCLOSE THE NUMBER OF SHARES THAT COULD BE SOLD UNDER RULE 144(k).

          The Company notes the Staff's comment. Until we know the number of shares to be sold by selling stockholders, we cannot know the number of shares that could be sold under Rule 144(k). As soon as we have this information we will revise the disclosure to reflect it.

     87. PLEASE DESCRIBE IN MORE DETAIL THE LOCK-UP AGREEMENT BETWEEN YOUR UNDERWRITER AND YOUR SHAREHOLDERS. PLEASE IDENTIFY THE SHAREHOLDERS WHO ENTERED INTO SUCH AGREEMENT AND BRIEFLY DESCRIBE THE MATERIAL TERMS.

          In response to the Staff's comment, the Company has revised the disclosure on page 80.

UNDERWRITING - PAGE 74

     88. PLEASE IDENTIFY THE UNDERWRITERS THAT INTEND TO SELL TO DISCRETIONARY ACCOUNTS. SEE ITEM 508(j) OF REGULATION S-K.

          In response to the Staff's comment, the Company has revised the disclosure on page 81.

     89. PLEASE IDENTIFY ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES.

          BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING.

          ALSO, IN YOUR DISCUSSION OF THE PROCEDURES, TELL US HOW YOUR PROCEDURES ENSURE THAT THE DISTRIBUTION COMPLIES WITH SECTION 5 OF THE SECURITIES ACT. IN PARTICULAR:

          o    THE COMMUNICATIONS USED;

          o    THE AVAILABILITY OF THE PRELIMINARY PROSPECTUS;

          o THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, LIKE THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND

          o    THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE PRICE.

          FINALLY, TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY ARRANGEMENTS LIKE THIS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

          Citigroup Global Markets Inc., SG Cowen & Co., LLC and ThinkEquity Partners LLC, the representatives of the underwriters, have advised the Company that the representatives do not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering. However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. Citigroup Global Markets Inc., the lead manager, has advised the Company that none of the agreements Citigroup Global Markets Inc. has with the other underwriters contractually limits the ability of those underwriters to make such a posting. Citigroup Global Markets Inc. also has advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

          The Company has been advised by Citigroup Global Markets Inc. that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup Global Markets Inc. knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup Global Markets Inc. does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

          To address the Staff's concerns, Citigroup Global Markets Inc. will include in a communication to the syndicate the following:

          "The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of OccuLogix, Inc.'s common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission."

          Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup Global Markets Inc. that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup Global Markets Inc. responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

          The Company supplementally advises the Staff that neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup Global Markets Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup Global Markets Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup Global Markets Inc. has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

AUDITOR'S REPORT - PAGES F-2 AND F-40

     90. REVISE TO INCLUDE SIGNED REPORTS OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. REFER TO ITEM 302 OF REGULATION S-T WHICH, ADDRESSES SIGNATURES IN ELECTRONIC FILINGS

          In response to the Staff's comment, the Company has revised amended Form S-1 to include signed reports of the Independent Registered Public Accounting Firm, Ernst & Young LLP.

FINANCIAL STATEMENTS OF OCCULOGIX, INC.

     91. PLEASE UPDATE THE FINANCIAL STATEMENTS AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

          The Company has updated its financial statements as required by Rule 3-12.

     92.  PLEASE INCLUDE AN UPDATED ACCOUNTANT'S CONSENT IN THE AMENDED FILINGS.

          In response to the Staff's comment, an updated consent has been included with the amended filing.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION - PAGE F-8

     93. PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY YOUR REVENUE RECOGNITION POLICY TO DISCUSS THE IMPACT OF RETURN POLICIES, POST SHIPMENT OBLIGATIONS INCLUDING TRAINING, CUSTOMER ACCEPTANCE, ETC., WARRANTIES AND CREDITS, DISCOUNTS, PRICE PROTECTION OR OTHER ARRANGEMENTS WITH THIRD PARTY DISTRIBUTORS.

          In response to the Staff's comment, the Company has revised the disclosure on page F-8 to clarify its revenue recognition policy as follows:

          OccuLogix, Inc.

          Persuasive evidence of an arrangement refers to a signed legally binding agreement between the Company and OccuLogix, L.P. (the "Partnership") which stipulates not only pricing but also obligations of the Partnership and of the Company as they relate to the sales and distribution of the Company's products. As per this arrangement, the Company's obligation is to provide products (RHEO System components) to the Partnership at cost, while the Partnership is responsible for marketing and servicing the product. Included in the selling price of the Company's product to the Partnership are the freight cost, and cost of calibration. All related costs of revenue are accrued by the Company.

          The Company's customary business practice of recognizing revenue is FOB shipping as the Company does not retain any further significant obligation. The Partnership has a responsibility to provide the Company with forecasts and projections for a six month period of which the first three months of projections become fixed orders.

          The agreement between the Company and the Partnership stipulates the selling price of the products from the Company to the Partnership to be at cost.

          OccuLogix, L.P.

          Persuasive evidence of an arrangement refers to a signed binding purchase order sent by the customer (RHEO Clinic Inc., Canadian Retinal Institute or Rheo Therapeutics Inc.) to the Partnership. Other than shipping the products, the Partnership has the obligation to calibrate the OctoNova pumps, which is considered to be a significant service. The Partnership's policy of recognizing revenue is upon the completion of this calibration process. All related costs of revenue are accrued by the Partnership.

          The pricing is a negotiated amount between the Partnership and its customers. The amount charged to RHEO Clinic Inc. (a related party) is consistent with those amounts charged to the Canadian Retinal Institute (a third party). The Partnership believes this amount to be indicative of fair market at this time.

          Post Sale Obligations:

          OccuLogix, Inc. has no significant obligation other than to provide the products to the Partnership. All significant obligations are the responsibility of the Partnership. The most significant obligation of the Partnership is to calibrate the OctoNova pumps so that they can be used as intended. The filters do not require any additional servicing. Other potential obligations which may result from the sale of an OctoNova pump include initial training and an enhanced one year warranty that supplements the one that is offered by the manufacturer. The Partnership provides training prior to recognizing revenue, if required. With respect to the warranty, the Partnership accrues the estimated cost of providing this one year warranty service at the time revenue is recognized.

          The Company and the Partnership do not take into consideration returns, discounts and price protection as part of their revenue recognition policy.

     94. IN ADDITION, CLARIFY WHY SHIPMENT IS THE APPROPRIATE POINT FOR REVENUE RECOGNITION. DOES LEGAL TITLE PASS UPON SHIPMENT? ARE THE TERMS FOB SHIPPING POINT?

          In response to the Staff's comment, the Company has revised the disclosure on page F-8.

INVESTMENTS IN LIMITED PARTNERSHIP - PAGE F-14

     95. PLEASE REVISE TO INDICATE WHY YOU DO NOT CONSOLIDATE THE PARTNERSHIP AND, IF TRUE, WHAT FACTORS CAUSE YOU TO CONCLUDE YOU DO NOT HAVE CONTROL OVER THE PARTNERSHIP. WE NOTE THAT THE COMPANY PROVIDES MANAGEMENT ASSISTANCE TO THE PARTNERSHIP, FOR WHICH IT IS REMUNERATED, AND PRIOR TO THE OFFERING YOU WILL ACQUIRE THE REMAINING 50% INTEREST IN THE PARTNERSHIP FROM TLC. ALSO WE NOTE THAT ELIAS VAMVAKAS, IN JUNE 2003, BECAME THE CHAIRMAN AND SECRETARY FOR BOTH THE COMPANY AND THE PARTNERSHIP. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

          In response to the Staff's comment, the Company supplementally advises that in regards to its investment in OccuLogix, L.P., the Company considered the following authoritative guidance:

          o    FAS 57 Related Party Disclosures; and

          o    FIN 46 (R) Consolidation of Variable Interest Entities.

          Background

          In 2002, the Company and TLC Vision entered into a joint venture agreement, structured as a limited partnership, for the purpose of pursuing commercial applications of technologies owned or licensed by the Company applicable to the evaluation, diagnosis, monitoring and treatment of dry age-related macular degeneration.

          Nature of Relationship Between Partners

          The Company and TLC Vision are considered to be related parties due to the following:

          o at December 31, 2003, TLC Vision owned approximately 8% of the total issued and outstanding shares of the Company. On a fully diluted basis, TLC Vision owned approximately 26% of the Company; and

          o    Elias Vamvakas is Chairman of both TLC Vision and the Company.

          Treatment of Investment in OccuLogix, L.P.

          Through the joint venture agreement, the Company has an indirect 50% interest in the Partnership through its wholly owned subsidiary. However, TLC Vision's effective interest in the Partnership is greater than 50% when the interests held by its wholly-owned subsidiaries, plus the interest held indirectly through its interest in the Company, are considered. Given that TLC Vision is the ultimate owner of greater than 50% of the investment in the Partnership, TLC Vision has consolidated its investment in the Partnership. Although technically the Company has a 50% interest in the Partnership, given TLC Vision's consolidation of the Partnership, TLC Vision's larger effective interest and common board membership of the Company and TLC Vision, and TLC Vision's disproportionately large share of funding of the Partnership to date, the Company has determined it is currently most appropriate to account for the investment in the Partnership on the equity method for U.S. GAAP purposes.

          Variable Interest Entity

          Given the small amount of equity investment at risk by the Company and TLC Vision, the Partnership meets the following definition of a VIE:
          "...the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties". The Partnership does not have sufficient funding from TLC Vision and the Company to finance its activities and continues to be financed by the equity holders and by TLC Vision, which has provided the funding through RHEO

          Clinic Inc. for the Partnership to pay the Company for treatment sets and pumps purchased by the Partnership. TLC Vision currently funds the Company at a rate of $175,000 per month in accordance with the terms of the TLC Vision secured convertible grid debenture. The convertible grid debenture funding is intended to be applied towards the completion of the MIRA-1 clinical trial. It is expected that funding of purchases of RHEO System products from suppliers for the Partnership will be funded by either the Partnership (i.e., through advances from the equityholders, TLC Vision and the Company) or their customers, of which RHEO Clinic Inc., a subsidiary of TLC Vision, is the largest. The Partnership does not have a significant amount of cash to fund operations, and will continue to require funding from the equityholders or their subsidiaries. Given these circumstances, it is clear that the investment in the Partnership is not sufficient to finance its activities without additional financial support.

          The Company's investment in the Partnership is not considered an exception as per Paragraph 4 of FIN 46(R).

          Determination of Primary Beneficiary of the VIE

          FIN 46 (R) Paragraph 17 states that, "if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related group, that is most closely associated with the VIE is the primary beneficiary. The determination of which party...is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances."

          The above paragraph applies to the Partnership, as the aggregate of TLC Vision and the Company's investment in the Partnership is a 100% interest. The facts and circumstances regarding TLC Vision and the Company's association with the Partnership are as follows:

          (a) the existence of a principal-agency relationship between parties within the related party group.

               There does not appear to be a principal-agency relationship between TLC Vision and the Company, as neither of these two companies are acting on behalf of the other with respect to the activities carried out by the Partnership, and

          (b) the relationship and significance of the activities of the VIE to the parties in the related party group.

               Each of TLC Vision and the Company have differing roles with respect to the activities of the Partnership. The Company has acquired the rights to market and distribute the technology which it has, in turn, licensed to the Partnership. It has licensed software (the Company had created software which captured clinical data from the RTC treatment site in Florida), patents, trademarks and know-how to the Partnership, and has appointed the Partnership its sales representative for the RHEO System for which the Company has distribution and marketing rights. Although the appointment of the Partnership as sales representative for the Company suggests that the Partnership's activity is significant, the joint venture is structured such that the Company does not make a profit on sales to the Partnership, but rather that profits from the sale of the RHEO System are realized by the Partnership and shared between the equity investors.

               TLC Vision has licensed software (TLC Vision has created proprietary contact management and outcome analysis software called Pharos, for which it has created a subset applicable to the capture of Rheopheresis activities) to the Partnership, and its subsidiary, the RHEO Clinic Inc., provides many administrative and support activities for the Partnership (including but not limited to the rental of office space, storage of

               Partnership inventory, and assistance with inventory management when necessary). Also, much of the management of the Partnership consists of TLC Vision executives who became involved with the Company and the Partnership as TLC Vision made its investments in the Company and ultimately the Partnership. The Chairman of TLC Vision is also the Chairman of the Partnership and the Company and the control of the Company's board prior to this offering rested with TLC Vision and Diamed, with TLC Vision taking the management role. The senior financial person for the Company and Partnership was TLC Vision's former controller.

          (c)  A party's exposure to the expected losses of the VIE.

               The structure is such that both TLC Vision and the Company have a 50% interest in the Partnership. However, TLC Vision and its subsidiary's funding of the Partnership is disproportionately large compared to that of the Company (e.g., balances due to RHEO Clinic Inc., a TLC Vision subsidiary are $240,000 at March 31, 2004 or $202,000 at December 2003 while balances due to the Company were $31,000 at March 31, 2004 or $15,000 at December 31,
               2003). TLC Vision funds the Partnership in two ways. First, through RHEO Clinic Inc. it has provided the necessary funding for the Partnership to pay for product purchased from the Company. Due to the Partnership's ordering greater amounts of inventory than its customers, including RHEO Clinic Inc., have purchased, it was necessary for RHEO Clinic Inc. to pay for the Partnership's purchases as the Partnership did not have the required funds and the Company's funding from TLC Vision is to be used for clinical trial activities and not to assist in commercial activities through the Partnership. Second, where there are costs for salaries, office supplies and similar items in which the TLC Vision payroll or A/P process was used TLC Vision allows these balances to go unpaid due to lack of funds within the Partnership and due to significant delays in being able to open bank accounts for the Partnership. Also, TLC Vision has the greater exposure to expected losses of the Partnership as a result of its indirect investment in the Partnership through its shareholdings in the Company. TLC Vision owns 50% of the Partnership plus 26% of the Company for a combined (direct and indirect) ownership of around 62%-63%. In connection with this offering, the activities of the Partnership will be merged back into the Company. Although this might suggest that the Company is more closely associated with or has greater exposure to the losses of the Partnership, the transaction is structured such that TLC Vision will receive shares of the

               Company such that its proportionate interest in the Partnership will be maintained, giving TLC Vision total ownership of 62 to 63% in the new entity which will result from the reorganization of the Company and the Partnership. As a result, TLC Vision maintains the larger exposure to the losses from the activities of the Partnership.

          (d)  The design of the VIE.

               The Partnership was designed by TLC Vision's counsel with the primary goal of optimizing TLC Vision's ability to utilize tax losses. The effect of the joint venture structure on the Company was a secondary concern.

          Based on these factors, the Company determined that OccuLogix, Inc. was not the primary beneficiary of the Partnership; therefore the Company has accounted for its investment in the joint venture as an equity investment.

     96. WE NOTE YOU AGREED TO CONVERT $500,000 OF THE ASAHI MEDICAL NOTE INTO SHARES OF COMMON STOCK AT A PRICE OF $0.98502 PER SHARE IN NOVEMBER 2003. SUPPLEMENTALLY PROVIDE US WITH THE ANALYSIS YOU PERFORMED IN CONCLUDING THAT A BENEFICIAL CONVERSION FEATURE DID NOT ARISE FROM THIS AGREEMENT.

          OTHERWISE, REVISE THE FINANCIAL STATEMENTS TO REFLECT AND ACCOUNT FOR THE BENEFICIAL CONVERSION FEATURE. REFER TO EITF98-5 AND 00-27.

          In response to the Staff's comment, the Company provides the following supplemental analysis.

          EITF 98-5 paragraph 1 states a beneficial conversion feature to be the following:

          "Those securities may be convertible into common stock at the lower of a conversion rate fixed at the commitment date or a fixed discount to the market price of the common stock at the date of conversion."

          The Company's equity instruments are not freely traded and therefore obtaining market price is difficult in the absence of a financing transaction. The most recent financing transaction occurred on June 25, 2003 when TLC Vision and Diamed agreed to invest up to $12,000,000 in funding (convertible and non-convertible) at a conversion price of $0.98502 per share.

          A portion of the Asahi Medical Note was converted into shares of common stock in November 2003 at a price of $0.98502 per share. The conversion price was negotiated between Asahi and the Company. The Company believed this amount to be market value at such date based on the TLC Vision and Diamed funding that occurred on June 25, 2003, which was a relatively proximate transaction. Furthermore, negotiations with Asahi were ongoing during this time period.

          Lastly, the Company did not experience any significant changes in its operations, including but not limited to its efforts related to clinical and regulatory activities, during the period from June 2003 to November 2003.

          The implied value of the Company's pending initial public offering was not considered in determining whether the Asahi Medical Note had a beneficial conversion feature. The Company applied the implied value of the initial public offering to only those options granted to senior management and the Board of Directors as these individuals were considered to be insiders of the Company.

     97. IN THIS REGARD, PROVIDE US WITH A SIMILAR ANALYSIS ADDRESSING EACH OF THE CONVERSIONS OR AGREEMENTS TO CONVERT DISCUSSED IN NOTE 13. EXPLAIN CLEARLY HOW YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK AT THE DATE OF EACH ASSESSMENT.

          In response to the Staff's comment, the Company supplementally advises that it determined the fair value of its common stock with respect to each of the items in Note 13 as follows:

          13(a) Authorized share capital: No analysis is required.

          13(b) Reorganization and reverse stock split: No analysis is required.

          13(c) Share conversion: The valuation of the share conversion referred to in Note 13(c) is explained in the Company's response to Staff comment number 96 above.

          13(d)(i) Series A convertible preferred shares: As identified in Note 7(i) of the financial statements, the Company issued convertible series B debentures in the 1999, 2000 and 2001 fiscal years. These debentures were convertible into preferred shares of the Company at a price of $2.00 per preferred share. Attached to these debentures were warrants to purchase preferred shares, also at a price of $2.00 per share.

          A review of the prior financing of the Company reflected the fact that in 1997 Series A preferred shares were issued at $2.00 per share and in 1998 common shares were issued at $1.00 per share. As such the pricing of the convertible series B debentures has not provided any benefit to the investors. The 4:1 compression of all equity in July 2002 resulted in the $2.00 value being adjusted to $8.00. The anti-dilution impact (as per original terms of the debenture) of the initial funding from TLC Vision in 2002 resulted in anti-dilution calculations which reduced the conversion prices of the debentures as previously agreed upon and did not provide any benefit in the conversion process.

          13(d)(ii) Series B convertible preferred stock: As identified in Note 7(ii) of the financial statements, the Company issued subordinated convertible promissory notes in April 2002 at a conversion price of $5.78 subsequent to 4:1 compression and anti-dilution calculations. The conversion features of these instruments were set out in the applicable legal documentation and represented a price negotiated with an independent third party (i.e., TLC Vision, which had not previously invested in the Company). In July 2002, these notes were converted as per the terms set out. No benefit occurred in the conversion process.

          As identified in Note 7(ii) of the financial statements, the Company issued Series B convertible debentures in May 2002 at a conversion price of $5.20 subsequent to 4:1 compression and anti-dilution calculations. This conversion price represented a discount to the April 2002 financing and represented negotiations with third parties to ensure sufficient funds were in place for the Company to remain in business until additional financing was obtained in July 2002. The conversion features of these debentures were set out in the issuance documents of the debentures and were not deviated from. The conversion process for these debentures does not represent a beneficial conversion feature.

          No other equity instruments were issued as a result of the conversion of debt instruments. The Company has been consistent in following the conversion terms as originally defined in those debentures which have been converted and in the exceptional instance in which $500,000 of the Asahi Medical Note was converted without having had conversion terms previously defined, Management believes it used fair value as negotiated with Asahi (consistent with the June 2003 financing) for that conversion.

RELATED PARTY TRANSACTIONS - PAGE F-21

     98. PLEASE TELL US THE METHOD AND ASSUMPTIONS USED TO DETERMINE THE COMPENSATION EXPENSE FOR THE OPTIONS ISSUED TO MR. VAMVAKAS IN DECEMBER 2003.

          In response to the Staff's comment, the Company has revised the disclosure on page F-21.

SCHEDULES

     99. PLEASE REVISE TO INCLUDE THE SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS REQUIRED BY RULE 5-04(c) OF REGULATION S-X.

          In response to the Staff's comment, the Company supplementally advises that it has reviewed its assets in accordance with GAAP, and does not believe that it has any material valuation and qualifying accounts as required by Rule 5-04(c) of Regulation S-X.

PRO FORMA FINANCIAL INFORMATION OF OCCULOGIX, INC.

     100. REVISE TO INCLUDE INTRODUCTORY PARAGRAPHS TO THE PRO FORMAS THAT CLEARLY OUTLINE THE INFORMATION YOU ARE PRESENTING, INCLUDING A CLEAR DESCRIPTION OF THE TRANSACTIONS AND THE DATE AT WHICH YOU ASSUME THE TRANSACTIONS OCCUR FOR EACH OF THE PRO FORMA STATEMENTS OF OPERATIONS AND THE PRO FORMA BALANCE SHEET.

          In response to the Staff's comment, the Company has revised the disclosure on pages F-54 and F-55.

     101. REVISE THE PRO FORMA STATEMENTS TO PRESENT ALL ADJUSTMENTS GROSS AND TO CLEARLY REFERENCE EACH ADJUSTMENT TO A FOOTNOTE THAT EXPLAINS THE ASSUMPTION YOU MADE.

          In response to the Staff's comment, the Company has revised the disclosure on pages F-51 to F-59.

PART II

RECENT SALES OF UNREGISTERED SECURITIES - PAGE II-1

     102. PROVIDE US WITH AN ITEMIZED CHRONOLOGICAL SCHEDULE DETAILING EACH ISSUANCE OF YOUR PREFERRED SHARES, ORDINARY SHARES, STOCK OPTIONS AND WARRANTS BY THE COMPANY OR PRINCIPAL STOCKHOLDER SINCE JANUARY 1, 2003 THROUGH THE DATE OF YOUR RESPONSE. INCLUDE THE FOLLOWING INFORMATION FOR EACH ISSUANCE OR GRANT DATE:

          (a)  NUMBER OF SHARES ISSUED OR ISSUABLE IN THE GRANT

          (b)  PURCHASE PRICE OR EXERCISE PRICE PER SHARE

          (c)  ANY RESTRICTION OR VESTING TERMS

          (d)  MANAGEMENT'S FAIR VALUE PER SHARE ESTIMATE

          (e)  HOW MANAGEMENT DETERMINED THE FAIR VALUE ESTIMATE

          (f)  IDENTITY OF THE RECIPIENT AND RELATIONSHIP TO THE COMPANY

          (g)  NATURE AND TERMS OF ANY CONCURRENT TRANSACTIONS WITH THE
               RECIPIENT

          (h) AMOUNT OF ANY RECORDED COMPENSATION ELEMENT AND ACCOUNTING LITERATURE RELIED UPON

          IN THE ANALYSIS REQUESTED ABOVE, HIGHLIGHT ANY TRANSACTIONS WITH UNRELATED PARTIES BELIEVED BY MANAGEMENT TO BE PARTICULARLY EVIDENT OF AN OBJECTIVE FAIR VALUE PER SHARE DETERMINATION. PROGRESSIVELY BRIDGE MANAGEMENT'S FAIR VALUE PER SHARE DETERMINATIONS TO THE CURRENT ESTIMATED IPO PRICE PER SHARE,

          IDENTIFYING ALL MATERIAL POSITIVE AND NEGATIVE EVENTS OCCURRING DURING THE PERIOD WHICH COULD REASONABLY CONTRIBUTE TO VARIANCES IN FAIR VALUE. ALSO, INDICATE WHEN DISCUSSIONS WERE INITIATED WITH YOUR UNDERWRITER(s).

          A chart containing the requested information is attached as Appendix D to this letter. In addition, the Company supplementally advises that the first time a budget (including potential revenues) was prepared for the post FDA approval time frame was late February 2004. Previously all budgets included only completion of the FDA trial by the end of 2006. The Company uses SFAS 123 for all non-employee/ director options. It uses APB25 for employee/director options. As a result of SEC guidance, it was believed that the value of the IPO would be ascribed to the December 2003 options and as such these options were accounted for based on the intrinsic value (APB25) between the strike price and the IPO price using the Company's best estimate of value for the Company at the date of the initial filing of the Form S-1 of $500 million.

          Prior to the current year, there was no progression in value of the common stock. In January to February 2004, enrollment in MIRA-1 increased. As a result of this information, analysts who follow TLC Vision began to ascribe increasing value to its investment in OccuLogix in their reports on TLC Vision. Management's first discussions with the underwriters occurred in March 2004. In establishing the strike price of the December 2003 options, the Company acted on its belief that the value of $0.99 was the best indication of value at that time.

EXHIBITS

     103. PLEASE FILE THE LIST OF YOUR SUBSIDIARIES AS AN EXHIBIT. SEE ITEM 601 OF REGULATION S-K.

          In response to the Staff's comment, the Company has revised the disclosure on pages II-4 and II-7.

     104. WE NOTE THAT MOST OF THE CONTRACTS FILED AS EXHIBITS 10 ARE NOT SIGNED OR DATED. PLEASE REFILE EXECUTED DOCUMENTS AS EXHIBITS.

          In response to the Staff's comment, the Company has refiled executed, dated documents as exhibits.

          If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please telephone the undersigned at (212) 880-6010 or Adam Armstrong at (416) 865-7336.


                                        Yours truly,

                                        /s/ Andrew J. Beck
                                        ----------------------------------------
                                        Andrew J. Beck
AJB/bt

cc:  Elias Vamvakas, OccuLogix Inc.
     David Chaikof, Torys LLP
     Marjorie Sybul Adams, Piper Rudnick LLP